EXHIBIT 99.1

Brookfield Asset Management Reports Second Quarter 2018 Results

Net Income of $1.66 billion or $0.62 per share, FFO of $790 million or $0.77 per share

BROOKFIELD, NEWS, Aug. 09, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA), a leading global alternative asset manager, today announced financial results for the quarter ended June 30, 2018.

Bruce Flatt, CEO of Brookfield, stated, "We continue to see strong interest from institutional investors in our real assets strategies, as evidenced by the closing of $11 billion of capital to date for our most recent flagship real estate fund. We ended the quarter with record liquidity of $33 billion, and we continue to find attractive opportunities to invest this capital including the recent privatization of GGP, the acquisition of a major gas gathering infrastructure system, and the successful acquisition of Westinghouse Electric."

Operating Results

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months
	2018	2017	2018	2017
Net income[1]	$1,664	$958	$6,594	$3,594
Per Brookfield share[2,3]	0.62	0.19	2.65	1.29
Funds from operations[2,4]	$790	$1,026	$4,070	$3,597
Per Brookfield share[2,3,4]	0.77	1.01	4.01	3.55

1.     Consolidated basis – includes amounts attributable to non-controlling interests
2.     Excludes amounts attributable to non-controlling interests
3.     Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares issued in a consolidated subsidiary
4.     See Basis of Presentation on page 3 and a reconciliation of net income to FFO on page 8

Net income reached $1.7 billion in the quarter and $6.6 billion for the last twelve months, both significant increases over the comparable periods. The increase in the quarter reflects contributions from recent acquisitions across each of our businesses, transaction gains and strengthening valuations for a number of our assets.

Second quarter funds from operations (“FFO”) was $790 million, including $132 million of disposition gains.  Excluding disposition gains, second quarter FFO was $658 million, 17% higher than the comparable period. Fee related earnings continue to increase as a result of the growth in fee bearing capital from our private funds and higher performance fee income from Brookfield Business Partners ("BBU"). FFO from invested capital increased 26% over the comparable period reflecting contributions from recent acquisitions, additional home sales in our North American residential business, and improved performance by businesses owned within our private equity operations. Disposition gains included the sale of a 13% interest in our graphite electrode manufacturing operations and the sale of our interest in a real estate brokerage business.

Dividend Declaration

The Board declared a quarterly dividend of US$0.15 per share (representing US$0.60 per annum), payable on September 28, 2018 to shareholders of record as at the close of business on August 31, 2018. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

Fee bearing capital surpassed $129 billion, a 10% increase over June 2017, led by our private funds.

We are progressing well in our plan to double private fund fee bearing capital in the next five years. During the quarter we continued to raise capital for our third real estate flagship fund, which is already over $11 billion. The fundraising environment remains strong and we are seeing a wide range of interest from predecessor fund investors, new investors, and investors from our other fund products. We expect this trend to continue, as the industry shift towards investors consolidating their holdings into larger asset managers who offer a breadth of products.

Our current private equity flagship fund is over 90% committed and invested. Fundraising for its successor fund is well underway having launched in the first quarter, and we anticipate a first close later in the year. Our latest infrastructure flagship fund is over 75% committed and invested, and we expect to launch fundraising later this year.

Annualized fees and target carry now stand at $2.6 billion, up 20% from June 2017.

Fee related earnings increased by 48% to $1.1 billion over the last twelve-month period, attributable to stronger market valuations of our listed partnerships and higher incentive distributions from our listed partnerships. In the quarter, private funds fees increased due to higher fee bearing capital from our latest real estate flagship fund and further investors in our open-end real estate core and credit strategies.

Carried interest generation is tracking ahead of the $8 billion plan we laid out at our recent investor day, as most of our funds are performing in line with plan, with exceptional performance by certain investments leading to higher than expected returns. We generated over $1.4 billion of carried interest in the last twelve-month period bringing our unrealized carried interest balance to $2.5 billion, or $1.7 billion net of costs; none of this is currently recorded in our accounts.

We progressed several significant transactions across our businesses globally, including shareholder approval to acquire the remaining 66% interest in GGP.

In July, in our real estate operations, we received approval to acquire the other shares of GGP that we did not own for approximately $15 billion. We will soon own 100% of a leading U.S. retail business with 123-million-square-foot of retail space across 125 properties in major U.S. cities. We acquired Saeta Yield, a European renewable power company with 1,000 MW of operating wind and solar capacity, with stable cash flows and an average contract life of approximately 14 years.

We entered into a strategic alliance with AT&T to acquire their data center co-location assets for $1.1 billion. This transaction represents a significant milestone in establishing our presence in the data infrastructure space, and enables our infrastructure business to launch a broader data center platform.

We agreed to acquire 100% of a leading western Canadian natural gas gathering and processing business for $3.3 billion. The pipelines span 3,550 kilometers, and cash flows are underpinned by long-dated contracts. The investment also provides opportunities for continued development in western Canada, particularly in the Montney Basin.

We continue to lock in gains and return profits and capital to our clients. As one example, in July, we announced the sale of a self-storage portfolio from our second real estate flagship fund for $1.3 billion, or $540 million of equity net of debt, only two years after acquisition for a 2.6x multiple of capital.

We’ve been actively accessing capital markets and refinancing debt across many of our businesses at attractive long-term, fixed interest rates.

Earlier this year, we completed an IPO of our graphite electrode business called GrafTech and sold 13% of the company to new shareholders. Shortly afterwards, we refinanced $750 million of our debt investment at attractive rates and distributed the proceeds to our fund investors.

We completed a R$5.2 billion financing of our natural gas pipeline business in Brazil. We issued five-year bonds at approximately 7% in the local market, and the proceeds were distributed to shareholders.

We are currently generating over $2 billion of free cash at the corporate level on an annual basis, with few capital requirements, and the amount is growing rapidly.

We have flexibility to use this capital in several ways. One area is to invest in new strategies directly on our balance sheet while we build up a track record prior to investing our client’s capital. Credit has been a particular area of focus and this will continue. As our cash resources grow we continue to look further to shrinking the shares outstanding at Brookfield over time through repurchases.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We also make reference to Unrealized Carried Interest, which represents our share of fund profits if all of our funds were wound up and liquidated at period end values.  We use this measure to gain additional insight into how investment performance is impacting our ability to earn carried interest in the future.

We make reference to cash flows before common share dividends that is Available for distribution or reinvestment. It is the sum of our Asset Management segment FFO and distributions received from our ownership of listed investments, net of Corporate activities FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended June 30, 2018 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2018, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield's Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2018 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

The conference call can be accessed via webcast on August 9, 2018 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-877-255-3077 toll free in North America. For overseas calls please dial 1-647-252-4453, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-585-8367 or 1-416-621-4642 (password: 3088275).

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $285 billion in assets under management. The company has more than a 115-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	June 30	December 31
	2018	2017
Assets
Cash and cash equivalents	$5,913	$5,139
Other financial assets	5,589	4,800
Accounts receivable and other	12,656	11,973
Inventory	6,560	6,311
Assets classified as held for sale	2,443	1,605
Equity accounted investments	30,025	31,994
Investment properties	58,437	56,870
Property, plant and equipment	55,698	53,005
Intangible assets	13,423	14,242
Goodwill	6,276	5,317
Deferred income tax assets	2,148	1,464
Total Assets	$199,168	$192,720

Liabilities and Equity
Accounts payable and other	$18,330	$17,965
Liabilities associated with assets classified as held for sale	1,502	1,424
Corporate borrowings	6,424	5,659
Non-recourse borrowings
Property-specific mortgages	70,638	63,721
Subsidiary borrowings	8,107	9,009
Deferred income tax liabilities	11,103	11,409
Subsidiary equity obligations	3,894	3,661
Equity
Preferred equity	4,192	4,192
Non-controlling interests in net assets	50,597	51,628
Common equity	24,381	24,052
Total Equity	79,170	79,872
Total Liabilities and Equity	$199,168	$192,720

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2018	2017	2018	2017
Revenues	$13,276	$9,444	$25,907	$15,445
Direct costs	(10,781)	(7,332)	(20,872)	(11,719)
Other income and gains	95	—	437	265
Equity accounted income	342	250	630	585
Expenses
Interest	(1,066)	(865)	(2,103)	(1,708)
Corporate costs	(24)	(20)	(51)	(45)
Fair value changes	833	213	1,405	9
Depreciation and amortization	(672)	(613)	(1,342)	(1,112)
Income tax	(339)	(119)	(492)	(244)
Net income	$1,664	$958	$3,519	$1,476

Net income attributable to:
Brookfield shareholders	$680	$225	$1,537	$188
Non-controlling interests	984	733	1,982	1,288
	$1,664	$958	$3,519	$1,476

Net income per share
Diluted	$0.62	$0.19	$1.43	$0.12
Basic	0.64	0.20	1.46	0.12

SUMMARIZED FINANCIAL RESULTS RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Net income	$1,664	$958	$6,594	$3,594
Realized disposition gains in fair value changes or prior periods	95	499	980	1,082
Non-controlling interests	(1,294)	(1,103)	(5,688)	(3,544)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	283	241	1,109	543
Fair value changes	(833)	(213)	(1,817)	538
Depreciation and amortization	672	613	2,575	2,135
Deferred income taxes	203	31	317	(751)
Funds from operations[1,2]	$790	$1,026	$4,070	$3,597

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Asset management	$241	$231	$1,177	$889
Real estate	206	661	1,663	1,899
Renewable power	66	65	304	207
Infrastructure	86	84	605	359
Private equity	282	62	505	387
Residential	14	(30)	53	47
Corporate	(105)	(47)	(237)	(191)
Funds from operations[1,2]	$790	$1,026	$4,070	$3,597
Per share[3]	$0.77	$1.01	$4.01	$3.55

1.     Non-IFRS measure – see Basis of Presentation on page 3
2.     Excludes amounts attributable to non-controlling interests
3.     Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares issued in a consolidated subsidiary

EARNINGS PER SHARE

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Net income	$1,664	$958	$6,594	$3,594
Non-controlling interests	(984)	(733)	(3,783)	(2,197)
Net income attributable to shareholders	680	225	2,811	1,397
Preferred share dividends	(38)	(35)	(150)	(137)
Dilutive effect of conversion of subsidiary preferred shares	(34)	—	(67)	—
Net income available to common shareholders	$608	$190	$2,594	$1,260

Weighted average shares	957.1	958.6	958.6	958.8
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	18.1	20.0	19.6	15.7
Shares and share equivalents	975.2	978.6	978.2	974.5
Diluted earnings per share[3]	$0.62	$0.19	$2.65	$1.29

CASH AVAILABLE FOR DISTRIBUTION

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2018	2017	2018	2017
Asset management FFO[2]	$241	$231	$1,177	$889
Dividends received from listed investments	344	315	1,342	1,197
Corporate activities FFO[2]
Financial assets earnings	14	11	151	107
Corporate costs, cash taxes and other	(39)	5	(94)	(48)
Corporate interest expense	(80)	(63)	(294)	(250)
	(105)	(47)	(237)	(191)
Preferred share dividends	(38)	(35)	(150)	(137)
Available for distribution/reinvestment[2]	$442	$464	$2,132	$1,758

1.     Includes management share option plan and escrowed stock plan
2.     Non-IFRS measure – see Basis of Presentation on page 3
3.     Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares issued in a consolidated subsidiary